UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 13, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                      KPN to outplace Application Management and Consultancy to Getronics, dated September 13, 2004.

Press release

Date
September 13, 2004
Number
043pe
KPN to outplace Application Management and Consultancy to Getronics

Royal KPN and Getronics have reached an agreement in principle on the transfer to Getronics of KPN’s Application Management and Consultancy activities (KPN AMC).

The 120 people now working at KPN AMC will enter the employment of Getronics Netherlands when the final contract is signed, which parties intend to do by year-end 2004.

KPN AMC provides functional and technical application management, in particular of Oracle Information Warehouse and SAP. It also manages Stafware and various web applications.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: September 14, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel